EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 20, 2004, with respect to the consolidated balance sheets of Yellow Roadway Corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2003, and with respect to the related financial statement schedule, which reports appear in the Yellow Roadway Corporation Annual Report on Form 10-K, as amended, incorporated by reference herein; in this Registration Statement of Form S-8 of Yellow Roadway Corporation.

Our report on the consolidated financial statements contains an explanatory paragraph that describes the Company’s adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

KPMG LLP

Kansas City, Missouri

December 15, 2004